UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB
           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934





                 REMOTE UTILITIES NETWORK, INC.
     (Exact name of registrant as specified in its charter)







Nevada                                             86-088251
(State of organization) (I.R.S. Employer Identification No.)

995 S. Virginia St., Suite 116, Reno, NV 89502
(Address of principal executive offices)

Registrant's telephone number, including area code (775) 322-7552

Registrant's Agent: Daniel G. Chapman, Esq., 2080 E. Flamingo
Road, Suite 112, Las Vegas, NV 89119

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
          Common Stock, par value $0.001 per share
          Preferred Stock, $0.001 par value per share

ITEM 1.   DESCRIPTION OF BUSINESS

                           Background

Remote Utilities Network, Inc. is a Nevada corporation formed on January 22, 1996. We were formed under the name Alexander-West, Inc. On March 15, 1999, we changed our name to Remote Utilities Network, Inc. in order to assemble the capital, management resources, and marketing rights required to establish ourselves as a supplier of security systems for wireless mobile asset surveillance. Our principal place of business is located at Suite 930, 540-5th Ave. S.W., Calgary, Alberta, Canada T2P 0M2.

On January 22, 1996, Remote issued 1,600,000 shares of its stock to Robin Gardner, the initial director and sole officer of Remote. On January 22, 1996, Remote also issued 100,000 shares each to the four remaining founders of Remote. Subsequently, the initial director and sole officer of Remote transferred 500 shares each to a total of 200 individuals pursuant to the so-called Section "4(1-1/2)" exemption of the Securities Act.

On February 22, 1999, Remote issued 4,500,000 shares of its common stock to 15 individuals for a total consideration of $45,000.00 cash pursuant to Rule 504 of Regulation D.

On June 30, 1999, Remote entered into a license agreement with Autoeye, Inc. for use of the trademarks, trade names, insignia and other indicia for the technology known as Autoeye Multi Vehicle Surveillance System (the "Autoeye system"). In consideration of the license, Remote issued 7,200,000 shares of its common stock to Autoeye. The license is granted for the operation of the business of manufacturing and marketing the Autoeye system on a worldwide basis to last for a period of ten years with an option to renew the license agreement for an additional ten years at no further cost to Remote. Under the terms of the Agreement, Autoeye is responsible for all costs and expenses incurred by Remote in the operation of its business during the development of the project until the Autoeye system is ready to market. The costs include, but are not limited to, manufacturing costs, registration fees and employee salaries. In addition, during the development phase, Autoeye is to provide Remote with office space, at no cost to Remote, to perform its administrative tasks, sales, marketing, research and development of the Autoeye system.

Remote is currently negotiating a letter of intent with Telus Corporation, Canada's second largest telecommunications company with 1999 revenues of US$3.9 billion. Telus is a multinational corporation serving approximately 7 million customers - 23% of Canada's population. To date, negotiations and open discussions have been conducted in regards to Telus being responsible for assuming the surveillance function and initiating the dispatch of a pre-determined security agent of all the multi-vehicle systems installed and operational in Canada and the U.S. In addition, Telus would be responsible for overseeing the maintenance and monitoring of software/hardware in regards to the Autoeye project. Further ongoing open discussions/negotiations have also been conducted with Telus in regards to Telus extending the use of its national sales team to assist Remote in marketing the Autoeye product to their clientele base. Remote anticipates this letter of intent to be completed within 30 to 90 days of the effectiveness of this registration statement. In the interim, direct sales of the Autoeye system will be conducted by Remote.

We have a web-site that can be visited at www.runcorp.com.

ITEM 2.   MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR   PLAN   OF
          OPERATION

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

                       Business of Issuer

Remote is in the testing stages of the Autoeye system for wireless multi-vehicle surveillance of motor vehicles. We plan to develop and market the multi-vehicle security systems, which consists of sensor units placed in each vehicle. Each vehicle is monitored on a full-time basis and any incidence of theft or vandalism is reported by the system at the time of the event; allowing for an immediate response. We also plan to offer surveillance systems to other applications such as large overnight lots, fleet lots, trucking companies and parking garages once the auto dealership market is established.

We are currently nearing completion of Phase II testing of the Autoeye system. Consequently, Remote has no sales of this system to date and product inventory is limited to what is currently being utilized in the testing. Subsequent to finalization of the testing, Remote will offer the Autoeye system to multi-vehicle parking lots, primarily the automobile dealer industry, where theft and vandalism is one of the fastest growing concerns. The Autoeye system includes multiple sensor units, which are placed one per vehicle. Each vehicle will be monitored on a full-time basis and any incidence of theft or vandalism will be reported by the system at the time of the event, allowing for an immediate response. The Autoeye system will be tailored to the needs of the automobile dealers market throughout North America. Once the auto dealership market is established, Remote plans to also offer surveillance systems to other applications such as large overnight vehicle parking lots, fleet lots, trucking companies and parking garages.

Consisting of a wireless sensor unit that is placed in a vehicle, the Autoeye system reports to the central control computer via a radio frequency network. The sensor monitors changes in voltage, vehicle attitude or motion. The software that drives the central processing unit interprets information gathered throughout the network and reacts as required. When an alarm incident occurs, the central processing unit initiates the central controlled television cameras to begin recording the event. In this way the alarm is confirmed and recorded.

Management believes that the Autoeye system is the first of its kind in the security industry to use radio frequency technology in combination with specialized hardware and software to create a comprehensive network between every vehicle equipped with a multi-vehicle surveillance system sensor. This allows for controlled asset management. The central control computer not only handles any alarm condition, more importantly it constantly monitors the entire network of sensors and radio frequency repeaters to ensure the integrity of the total system at all times.

The Autoeye system can monitor over 1,000 vehicles with 24 hour surveillance.

  1. Upon the vehicle's arrival on the lot, both the sensor and the vehicle's VIN# are entered into the system, either manually or by scanning. The Autoeye alarm sensor is then placed on the interior dashboard and draws its power from the cigarette lighter socket.
2. A bar code scanner is available for scanning the sensor bar code and the bar code on the vehicle's description sheet.
3. The VIN# is automatically decoded and all important vehicle information like its make, model, year, color, trim package and engine size, is extracted.
4. The scanner is then connected to the central computer and the information is uploaded.

We have developed a strategy to position ourselves as a supplier of the Autoeye motor vehicle security system by initially introducing the system to the Western United States and Canadian market place.

While we intend to focus our efforts to take advantage of the needs of the automobile dealers industry, management has identified needs in several potential markets for similar security systems which could provide a comprehensive and effective deterrent against theft and vandalism of any mobile assets, particularly in large vehicle lot situations, such as boats, trailers, mobile homes, etc.

We are developing a marketing plan to introduce and expand our market base. Once the multi-vehicle systems have been successfully launched through automobile dealers, we plan to introduce a single vehicle surveillance system through new car dealers who have purchased and are utilizing the multi-vehicle system for their own dealerships. Management believes this plan provides the individual car buyer an ideal situation to actually see the system working at the dealership before purchasing.

We are reliant upon an industry, initially automobile dealerships, not on one or a few major customers. We have identified the overall target market to be large vehicle lot operators and are focusing our initial marketing efforts on the primary target market, automobile dealerships. Then, expansion across similar segments, such as truck and other fleet lots, hotel, airport as well as amusement lot operations.

Customer Profile and Target

  1. The main target market segment being large lot operators, further defined for collecting data and monitoring the "primary" market segment, automobile dealerships
2. Automobile dealerships with an inventory in excess of 100 vehicles will present the greatest initial opportunities for success
3. Primary usage of the Autoeye system will be the security function with a rollout of information retrieval, inventory and traffic control
4. Customer acceptance will be enhanced by our ability to limit liability and insurance exposure

Initially, direct sales will be targeted towards the automobile insurance companies and will be conducted in-house. Sales individuals will be retained by Remote and will be compensated on a 100% commission basis. The commission structure will be paid using a sliding scale: 5% payable on the first US$100,000.00 in sales; 3% payable on the next US$100,000.00 in sales; and 2% payable on sales over and above US$200,000.00. In addition, negotiations are currently being conducted with a sales agent network that is based across Canada to extend the use of its national sales team to assist Remote in marketing the Autoeye system to their clientele base.

Industry Analysis

According to the Doane Raymond Survey 1998, the North American primary market consists of over 22,000 new vehicle and 80,000 used vehicle automobile dealerships. The ratio is 5 used vehicle dealerships for every 1 new vehicle dealership in Canada and 8 used vehicle dealerships for every 1 new vehicle dealership in the United States. Forty percent of the dealerships in North America are foreign (Japanese cars, etc.). (Source(s): The Internet/US government stats/ National Automobile Dealership Association/ Automobile Industries Association/ US Census Bureau/ Bizstats.com.)

1.     Insurance   incentives  will  provide  opportunities   for
  expansion and growth (ongoing discussions with Chrysler Insurance Corporation - subsidiary of Chrysler Financial Corp. Canada and
  The Hartford, Canada).

2. Remote anticipates market penetration during the first year to be modest, at 1/5 of 1% (44 dealerships), with anticipated growth to 1.47% (323 dealerships) within the next five years.
  (Source: Doane Raymond Survey 1998.)

3. Management anticipates the marketplace to remain stable, allowing for consistent growth and demand. Although there has been a small decline in the number of incidents of auto theft and vandalism reported over the past five years, the dollar value of the vehicles has increased. In the United States, the F.B.I. reported that auto theft is an estimated $7.5 billion business and continues to grow despite the declining theft rate across the country. The F.B.I. reported 8.4% less reported car thefts had occurred in 1998 compared to 1997, but the average value of the cars stolen was 11% higher. That means the auto theft industry's cost to consumers and insurers rose $200 million in 1998.
  (Source:                  F.B.I./Insure.com                   -
  http://www.insure.com/auto/thefts/thefts100.html).

4. Further market opportunities will be facilitated with expanding product line options. Research and development is currently being conducted on a consumer version while providing system servicing to Remote's customers.

Phase I of testing of the Autoeye system, which has been completed, was conducted on a limited basis with only a few vehicle security sensors operating simultaneously under laboratory and field conditions. The object of Phase I of testing was to verify that the original theoretical concept/design operated in practice as anticipated. The results of Phase I of testing indicated that the product operated as expected in these limited conditions.

Phase II of testing is currently being conducted. Its object is to verify the original concept under a fully operational environment, in the field utilizing more than 300 vehicle security sensors in a working environment, such as a dealership lot. Remote anticipates completion of Phase II of testing before the end of the first quarter 2001. Results from the completion of Phase II of testing will indicate whether or not the Autoeye system operates as expected in a multi-vehicle lot, alarming of any incidence of vehicle theft, intrusion, vandalism as it occurs to a central monitoring station and assists/enhances inventory management control. Upon the successful completion of Phase II of testing, one of Remote's leading suppliers of the wireless technology, Murandi Communications Ltd., will be making application to the Federal Communications Commission (F.C.C.) and Industry Canada on Remote's behalf in regards to the use of a specific radio band (900 MHz). As the 900 MHz radio bandwidth falls within the public sector, Remote has been assured by Murandi that the application for registration being sought is purely a formality. The cost of registration with the F.C.C. and Industry Canada is US$15,000.00. Autoeye, as a condition of the license agreement with Remote, will bear these development costs. Upon registration with the F.C.C. and Industry Canada, the Autoeye system will be ready to market.

Management is unaware of any equivalent product currently using this proactive technology, which combines inventory management control and security control. With the Autoeye system, a central monitoring station is notified instantly when a vehicle is being stolen or vandalized, as opposed to reactive/recovery technolog,y such as Onstar and LoJack, which can only be utilized after the discovery that a vehicle has been stolen or vandalized.

Key components of the units are contracted out to several high-tech companies in Western Canada who specialize in miniaturization of electronic components, as required in satellites. Upon completion of the manufacturing and receipt of these key components, the respective units are assembled at our facility in Calgary, Alberta, Canada, to ensure the highest standard of quality, and to provide additional integrity of the product. Our main suppliers are Murandi Communications Ltd., Mouser Electronics and Digi-Key Corporation. To date, these expenses have been paid by Autoeye as a condition of the license agreement. Remote will not be responsible for these expenses until the product is ready to market.

Through the license agreement with Autoeye, Remote has been granted the use of Patent Pending CA 2224671, which covers the wireless remote sensor of the Autoeye system. The initial application for the patent expired on October 12, 2000 so reapplication was made in September 2000. Once the patent has been finalized, it will be valid for a period up to 20 years. The Patent Pending, currently under review, is expected to be completed by the second quarter of 2001. As of the date of the prospectus, Remote has not been made aware of any similar technology to the Autoeye system by the Patent Office.

Pursuant to the terms of the license agreement with Autoeye, all costs of research and development of the Autoeye system incurred by Remote will be paid by Autoeye. During the last two fiscal years, Autoeye has paid research and development costs of
US$560,000. No research and development costs were borne by either Remote or its customers.

Employees

We are currently in a start-up phase with no full time employees. It is expected that as funds become available the six current part time employees may become full time employees and additional staff will be hired. All future employees will be hired under an equal opportunity policy and evaluated by their manager on a regular basis with regard to merit raises and advancements. Currently, all part time salaries are borne by Autoeye, Inc. until such time as the product is finished and ready to market, which was also a condition of the license agreement with Autoeye.

                          Risk Factors

The Company is subject to the following risk factors:

DEVELOPMENT STAGE COMPANY - LACK OF OPERATING HISTORY. The Company was organized in January 1996. The Company now intends to assemble the capital, management resources and distribution rights required to enact the full development of the Company's marketing strategy. The Company is still in the development stage. Until the commencement of operations, the Company will not generate any operating revenues. The Company has had very limited operational history. All risks inherent in a development stage company are present in the Company's business including competition, the absence of an operating history and profitability and the need for the additional working capital. No assurance can be given that the business will be profitable. (See "Business")

The Company modeled its business plan, including capital, personnel, equipment, and facilities required for its proposed operations on certain other existing businesses that are operating in comparable locations under similar business conditions and plans. Management believes that its business plan is reasonable, but, until the Company's operations have been established, it is not possible to determine the accuracy of any estimates or projections made in the plan. In formulating its business plan, the Company has relied on the judgment of its Officers, Directors and its technical and legal consultants.
Based upon their experience and that of their consultants, Management believes the Company will be successful in gaining a portion of the market.

UNCERTAINTIES REGARDING MARKETING STRATEGY. There can be no assurance that the Company will be successful in its efforts. Until the Company's marketing programs have been fully developed and tested, there can be no assurance that the Company will be successful. The marketing plans of any new company involves uncertainties and risks not present with long established businesses. (See "Business")

CONTINUED CONTROL BY EXISTING SHAREHOLDERS. Any prospective investor must understand that, following the issuance of the Company's shares he or she will have very limited rights to affect the day to day operational decisions of the Company. Shareholders must rely on the expertise and knowledge of the Officers and Directors together with any consultants they may appoint to manage and plan the operations of the Company.

COMPETITION. The Company will be required to compete with a number of entities which are larger, have greater resources and more extensive operating histories than the Company. Operating losses may result from this competition which may have a materially adverse effect on the Company.

LIMITED FINANCING. There is no assurance that additional monies or financing will be available in the future or, if available, will be at terms favorable to the Company.

It may be possible that the Company issue additional shares in the future to finance its capital operations requirement. Any such issuance will reduce the percent of ownership of present shareholders.

GENERAL ECONOMIC AND OTHER CONDITIONS. The Company's business may be adversely affected from time to time by such matters that may be outside the control of the Company and/or its Officers and Directors such as changes in general economic conditions, tax law or policy of local and national governments, international relations and related conditions, as they exist in any area where the Company may target its marketing strategy.

ADDITIONAL FINANCING WILL BE REQUIRED. The conduct of the Company's business will require availability of additional funds. No funds have been committed to the Company, and there can be no assurance that the necessary additional capital will be raised so that the plan can be implemented. Moreover, even if financing were to become available, it is likely that the cost of such funds would be high and possibly prohibitive due to the fact that the Company is a small start-up company without any record of success. If such business plan is not implemented, it could have a material adverse impact on the Company's future operations and growth.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS. Pursuant to Rule 405 of Regulation S-K, the Company is not a "foreign private issuer" since it was incorporated in and remains validly constituted under the laws of the State of Nevada. The Company's resident agent for service in the United States is Nevada Corporate Residency located at 955 S. Virginia St., Suite 116, Reno, NV 89502. The investor would be able to effect service of process on the Company in the United States by serving process at this address.

ITEM 3.   DESCRIPTION OF PROPERTY.

Our principal administrative, sales, marketing, research and development offices are located at 540 5th Ave. S.W., Suite 930, Calgary, Alberta, Canada T2P 0M2. We have a limited use of this facility through the License Agreement with Autoeye at no cost to us.

Since Remote is incorporated in Nevada, it is required to maintain a resident office in that state in which corporate documents are available. The resident office is located at 995 S. Virginia St., Suite 116, Reno, Nevada 89502. No activities take place in the resident office. All other activities have been consolidated to the facility described above.

ITEM 4.   SECURITY  OWNERSHIP  OF CERTAIN BENEFICIAL  OWNERS  AND
          MANAGEMENT.

The following table sets forth each person known to us, as of December 31, 2000, to be a beneficial owner of five percent (5%) or more of Remote's outstanding common stock, each officer and director individually, and all executive officers and directors as a group. No other class of voting securities is outstanding. Each person is believed to have sole voting and investment power over the shares. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address of           Amount and Nature of   Percent of
Beneficial Owner              Beneficial Ownership     Class
                                     (1)(2)
Autoeye, Inc. (3)(4)(5)(6)            7,200,000          52.55%
David Phan (4)                        7,200,000          52.55%
Gerald S. Peatz (5)                           0              --
Robert Gentles (6)                    7,250,000          52.91%
James E. Nikiforuk (7)                   60,000               *
Andrew Chou (8)                         695,000           5.07%
Includes all officers and
directors of Remote as a              7,310,000          53.36%
group (4 persons)
_______________________________

* Denotes less than 1%.

(1) Unless otherwise indicated, all shares are beneficially owned by the persons named.
(2) None of the beneficial owners has the right to acquire any shares of Remote's common stock within 60 days pursuant to options, warrants, rights, conversion privileges, or similar obligations.
(3)  Autoeye's  address  is 540 5th Ave. S.W.,  Calgary,  Alberta
     T2P 0M2.
(4) David Phan, President and a director of Remote, owns more than 10% of Autoeye's common stock and therefore indirectly owns the 7,200,000 shares of Remote directly owned by Autoeye. Mr. Phan's address is Suite 801, 200 Lacaille Pl. S.W., Calgary, Alberta, T2P 5E2.
(5) Gerald S. Peatz is Secretary, Treasurer and a director of Remote. His address is 174-Woodglen Grove S.W., Calgary, Alberta T2W 4S5.
(6) Robert Gentles, the Chief Financial Officer of Remote, is also the President of Autoeye and therefore indirectly owns the 7,200,000 shares of Remote directly owned by Autoeye.
     In addition, Mr. Gentles directly owns 50,000 of Remote's common stock. Mr. Gentles address is 7 Penmeadows Place, SE, Calgary, Alberta, T2A 3P8.
(7) James E. Nikiforuk is Vice President-Sales and Marketing of Remote. His address is 2323 7th Ave. N.W., Calgary, Alberta T2N 1A1.
(8)  Mr.  Chou's address is 4027 26th Ave. N.E., Calgary, Alberta
     T1Y 3J7.

ITEM 5.   DIRECTORS,  EXECUTIVE OFFICERS, PROMOTERS, AND  CONTROL
          PERSONS

The  members of the Board of Directors of Remote serve until  the
next   annual  meeting  of  the  stockholders,  or  until   their
successors have been elected. The officers serve at the pleasure of the Board of Directors.

There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of, or at the direction of, any other person.

Name and Address             Age    Position
David Phan                   46     President/Director
Suite  801, 200 Lacaille
Pl. SW
Calgary, Alberta T2P 5E2
Gerald S. Peatz              51     Secretary/Treasurer/Direct
174 - Woodglen Grove SW             or
Calgary, Alberta T2W 4S5
Robert Gentles               51     Chief Financial Officer
7 Penmeadows Place, SE
Calgary, Alberta T2A 3P8
James Nikiforuk              53     Vice President-Sales and
2323 7th Ave. N.W.                  Marketing
Calgary, Alberta T2N 1A1


Currently the executive officers contribute 30-35 hours per person, per week to Remote's activities and are not engaged on a full-time basis. Subsequent to Remote being listed as a public company and trading on the OTC Bulletin Board, and Remote's ability to secure financing, achieve revenues, it is expected that the following executive officers and key management individuals status will change from part-time to full-time: David Phan, Robert Gentles, Trevor Critchley and James Nikifork.

Information as to the directors and executive officers of Remote is as follows:

David Phan. Mr. Phan is President and a director of Remote and has held this position since December, 1998. Mr. Phan acts in an advisory capacity and as a board liaison with management. His duties include the general overseeing of Remote and its day-to-day operations. Prior to this, Mr. Phan owned and operated Phan & Associates, Calgary, Alberta, an insurance brokerage agency, from June 1993 to November, 1998. From 1990 to 1992, Mr. Phan was financial controller and contract administrator for Westronics, Inc., a Calgary technology company. Mr. Phan's responsibilities for this period were ensuring that all financial activities were in compliance with Canadian General Accounting Principals (GAP), and overseeing contracts and administration worldwide. For 1981 to 1990, he held the positions of Divisional Chief Accountant and Senior Corporate Accountant with the Central Alberta Dairy Pool in Calgary and Red Deer, Alberta. Mr. Phan sits on the board of several hi-tech companies, namely, Autoeye, Inc., TVR Technologies Inc., and West Development Corp. Mr. Phan has also held various accounting positions internationally in Hong Kong and Indonesia. Mr. Phan is a graduate of the Saskatchewan Technical Institute, Moose Jaw, Saskatchewan and has Certified Management Accounting Designation.

Gerald S. Peatz. Mr. Peatz is Secretary, Treasurer and a Director of Remote. Mr. Peatz is responsible for the overall financial administration and financial reporting of Remote, and has held this position since December 1998. Mr. Peatz has accumulated ten years of experience as Chief Financial Officer for various privately held companies including his present position at American IR for the past six months. Before his current position he was President of Autoeye, Inc. from March 1998 to September 1999, and Chief Financial Officer from March
1996 to March 1998. Mr. Peatz worked from March 1992 to March 1998 for SED Systems Ltd., a high tech company which was sponsored by the University of Saskatchewan to conduct research & development work on new technologies in the engineering and product development fields, where he was responsible for setting up an administration infrastructure that was ultimately adopted throughout the company. He graduated as a Certified Management Accountant and is presently a member in good standing with the Society of Management Accountants of Alberta. As a professional accountant, he worked as a draftsman and cost accountant with Dominion Bridge for six years. He then worked for ten years in the manufacturing and engineering environment, in a wide range of roles including cost accountant, controller, human resources, credit, contract administration and computer administration. He also has five years experience as an auditor with Revenue Canada.

Robert  Gentles.  Mr. Gentles is the Chief Financial Officer  for
Remote.   Mr.  Robert Gentles is responsible  for  the  strategic
planning and corporate development of Remote since March 1, 2000.

January  1995 to April 1998 - Professor of Management at Southern
Alberta Institute of Technology. His duties included teaching all aspects of management and economics.

May  1998  to present - CFO until November 1999 - President  from
November 1999 to present -Autoeye, Inc. His duties include overseeing day-to-day operation of the company's operations.

James Nikiforuk. Mr. Nikiforukis the Vice President-Sales/Marketing for Remote and has held this position since April 2000. Mr. Nikiforuk is responsible for the sales and marketing areas of Remote, and has held this position since May 1, 2000.
From May 1974 to April 2000, Mr. Nikiforuk was with TELUS Communications Inc. in Edmonton and Calgary. In 1974, he
graduated from the University of Alberta with a Bachelor of Science in Electrical Engineering and started with Government Telephones in Edmonton as an engineer-in-training. After numerous engineering positions, he moved to Calgary in 1988 to assume a managing position in network design. After numerous managing assignments in network design and network management, Mr. Nikiforuk's career culminated as the Director of Network Business Solutions International, which was responsible for marketing and selling high-end telecommunications consulting. His areas of strength include management, leadership, working in a team environment motivation, taking initiative plus adept at analyzing situations, identifying problems and providing solutions while working within set deadlines. He brings with him a proven track record managing capital programs, process improvement, plus marketing and selling expertise as it relates to the practical insight to product deployment.

There  is no family relationship between any of the officers  and
directors  of  Remote.  Remote's  Board  of  Directors  has   not
established any committees.

Key Employees

Trevor   Critchley.   Mr.  Critchley  is  the  Manager,  Investor
Relations for Remote. Mr. Critchley is responsible for public relations, investor relations & corporate finance for Remote and has held this position since April 10, 2000.

September 1994 to present - Vice President Corporate Finance for Total-Interactive Telecommunications, Inc., a 24 hour cable programming Canadian company in process of merging with a U.S. company, Lamour Telecommunications Inc. Upon merger, he will relinquish his title and position, and remain a shareholder of the new company. His duties included assisting the company in regards to funding and corporate finance activities.

September 1996 to September 1998 - corporate communications consultant for two public Canadian companies, Kenrich Mining Corporation and Nu-Lite Industries Ltd. He assisted the companies with day-to-day public relations/investor relations activities.

June  1998 to June 1999 - Vice President Corporate Finance - Miss
Au Natural Inc., a specialized pay for TV beauty pageant programming company. His duties included assisting the company with fund raising.

December 1998 to December 1999 - Canadian Representative - Inntraport Gmbh, a German company involved in the leisure industry, primarily hotel intranet services. His duties included representing and introducing the company to large hotel chains in Canada.

Paul  Chidley.  Mr. Chidley is the Technical Project Manager  for
Remote.   Mr. Chidley is responsible for product development  for
Remote, and has held this position since May 8, 2000.

November   1989   to  January  1995  -  Senior   Digital   Design
Technologist   for  NovAtel  Communications  Ltd.,   a   cellular
telecommunications  company.  His  duties  included  design   and
support of duo-mode cellular phones.

January  1995  to  June  1999 - President and  owner  of  Outback
Technologies Ltd., a contract electronic and circuit board design company. His duties included overseeing the day-to-day operations of the company.

January 1996 to December 1997 - Product Manager for Wi-Lan  Inc.,
a   development   of  high  speed  wireless  data  communications
equipment company. His duties included design and manufacturer of the wireless Ethernet links.

January 1998 to present - Vice President-Technical Operations - Kayden Instruments, Inc., a flow level and temperature sensors production and design company. His duties include all overseeing all technical aspects of the company, including research, development and manufacturing.

                      Conflicts of Interest

Certain of the officers and directors of Remote are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain conflicts of interest may arise between the company and its officers and directors. Remote will attempt to resolve such conflicts of interest in its favor. The officers and directors of Remote are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the company's affairs. A shareholder may be able to institute legal action on behalf of Remote or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to Remote.

                 Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.   EXECUTIVE COMPENSATION

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Remote for the benefit of its employees. Executives and key management are considered part-time employees and are paid on a monthly basis.

                   Summary Compensation Table

                     Annual compensation         Long term
                     compensation

                                             Awards            Payou
                                                                 ts
Name and        Year  Salary   Bonus  Other  Restric  Securit   LTIP   All
Position                (1)     ($)   Annua    ted      ies    Payou  other
                        ($)             l     Stock   underly    ts   Comp.
                                      Comp.  Awards     ing     ($)    ($)
                                       ($)     ($)    options
                                                       / SARs
                                                        (#)
David Phan,     1999  0
C.E.O.,         2000  0
President
Gerald Peatz,   1999  0
Secretary/Treas 2000  15,600
urer
Robert Gentles, 2000  15,600
C.F.O.
James           2000  15,600
Nikiforuk,
V.P.-
Sales/Marketing
Paul Chidley,   2000  6,000
Technical
Manager
Trevor          2000  15,600
Critchley,
Communications

  (1)  No employee was compensated in excess of $100,000 during fiscal years 1999 and 2000.
              Option /SAR Grant in Last Fiscal Year
                        Individual Grants

Name               Number of     Percent of total Exercise    Expiration
                  securities      options / SARs   or base       Date
                  underlying        granted to      price
                options / SARs     employees in    ($/sh)
                    Granted      last fiscal year
                      (#)
N/A

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 30, 1999, Remote entered into a license agreement with Autoeye, Inc. pursuant to which Remote acquired the rights for the use of the trademarks, trade names, insignia and other indicia for the Autoeye multi-vehicle in exchange for 7,200,000 shares (52.55%) of Remote's outstanding common stock. Under the agreement, Autoeye is responsible for Remote's operational and development costs of its product. Certain of Remote's officers and directors are also officers, directors and/or shareholders of Autoeye.

Mr. David Phan, President and director of Remote, is also a current director of Autoeye. Mr. Phan beneficially owns with his wife 11.7% of Autoeye's outstanding common stock.

Mr.  Robert Gentles, Chief Financial Officer of Remote,  is  also the  current President of Autoeye. Mr. Gentles owns less than  1%
of Autoeye's outstanding common stock. Autoeye is not a publicly traded company.

Mr. Gerald Peatz, Secretary, Treasurer and director of Remote, is also a current director of Autoeye. Mr. Gerald Peatz owns less than 5% of Autoeye's outstanding common stock.

During fiscal year 2000, Mr. Phan made periodic loans to Remote totalling $217,000. The loans are non-interest bearing and payable upon demand.

ITEM 8.   LEGAL PROCEEDINGS

Neither Remote nor any of its officers or its directors is a party to any pending legal proceeding, nor is its property the subject of any pending legal proceeding other than routine litigation that is incidental to its business.

ITEM 9.   MARKET   FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER
          MATTERS.

There is no current market for the Company. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for the Company's securities. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

                          Market Price

The Registrant's Common Stock is not quoted at the present time.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.

There can be no assurances that the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

                             Holders

There are 456 holders of the Company's Common Stock. On January 22, 1996, the Company issued 1,600,000 shares of its stock to Robin Gardner, the initial director and sole officer of the Company. On January 22, 1996, the Company also issued 100,000 shares each to the four remaining founders of the Company. Subsequently, the initial director and sole officer of the
Company transferred 500 shares each to a total of 200 individuals. All transfers were exempt from the registration requirements of Section 5 of the Securities Exchange Act of 1934, as amended, (the "Act") as provided in Section 4(1) of that Act.

On  February  22, 1999, the Company issued a total  of  4,500,000 shares  of  its stock to a total of 15 individuals  for  a  total
consideration  of  $45,000.00  cash  pursuant  to  Rule  504   of
Regulation D.

On June 30, 1999, the Company entered into a licensing agreement with Autoeye Inc. for use of its technology, trademarks, trade names, insignia and other indicia known as Autoeye Multi Vehicle Surveillance System (AMVSS). In consideration of the license, the Company issued 7,200,000 shares of its stock to Autoeye Inc. These shares were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

                            Dividends

The Company does not have a policy of paying dividends, and it is currently anticipated that no cash dividends will be paid in order to retain earnings to finance future growth. Any future decision to pay cash dividends will be made on the basis of earning, alternative needs for funds and other conditions existing at the time.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

On  February  22,  1999,  Remote offered  and  sold  a  total  of
4,500,000 shares of its common stock for the offering price of $.01 per share to a total of 15 individuals for a total consideration of $45,000.00 cash pursuant to an Offering Circular dated February 15, 1999, made in reliance on Rule 504 of Regulation D of the Securities Act. All sales, state and federal compliance, and receipts of funds for the payment of the shares were completed prior to April, 1999, therefore, shares were issued without restriction to the "non-affiliate" subscribers of the Rule 504 offering and subsequently may be transferred, offered, sold or traded in any public market which may develop for the Company's common stock without the benefit of a registration statement or opinion of counsel. Shares purchased by "affiliates" as defined by Rule 144 of the Securities Act are deemed restricted and the holders are subject to the affiliate requirements of Rule 144.

On  June 30, 1999, Remote issued 7,200,000 shares of its stock to
Autoeye,  Inc.  in  consideration  for  the  use  of  a   license
agreement. This stock was issued in reliance upon Section 4(2) of the Securities Act.

ITEM 11.  DESCRIPTION OF SECURITIES.

                          Common Stock

Remote's Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock, par value $.001 per share, of which 13,700,000 are issued and outstanding. The shares are non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to one vote for each share on all matters to be voted on by the stockholders. The shares are fully paid, non-assessable, without pre-emptive rights, and do not carry cumulative voting rights. Holders of common shares are entitled to share ratably in dividends, if any, as may be declared by Remote from time-to-time, from funds legally available. In the event of a liquidation, dissolution, or winding up of Remote, the holders of shares of common stock are entitled to share on a pro-rata basis all assets remaining after payment in full of all liabilities.

Management is not aware of any circumstances in which additional shares of any class or series of Remote's stock would be issued to management or promoters, or affiliates or associates of either.

Preferred Stock

Remote's Articles of Incorporation authorizes the issuance of 5,000,000 shares of preferred stock, $0.001 par value per share, none of which have been issued. Remote currently has no plans to issue any preferred stock. Remote's board of directors has the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of common stock; however, no preferred stock may be issued with rights equal or senior to the preferred stock without the consent of a majority of the holders of then-outstanding preferred stock.

Remote considers it desirable to have preferred stock available to provide increased flexibility in structuring possible future financings, and in meeting corporate needs which may arise. If opportunities arise that would make the issuance of preferred stock desirable, either through public offering or private placements, the provisions for preferred stock in Remote's Articles of Incorporation would avoid the possible delay and expense of a shareholder's meeting, except as may be required by law or regulatory authorities. Issuance of the preferred stock could result, however, in a series of securities outstanding that will have certain preferences with respect to dividends and liquidation over the common stock which would result in dilution of the income per share and net book value of the common stock. Issuance of additional common stock pursuant to any conversion right which may be attached to the terms of any series of preferred stock may also result in dilution of the net income per share and the net book value of the common stock. The specific terms of any series of preferred stock will depend primarily on market conditions, terms of a proposed financing, and other factor existing at the time of issuance. Therefore it is not possible at this time to determine in what respect a particular series of preferred stock will be superior to Remote's common stock or any other series of preferred stock which Remote may issue. The board of directors does not have any specific plan for the issuance of preferred stock at the present time, and does not intend to issue any preferred stock at any time except on terms which it deems to be in the best interest of Remote and its shareholders.

The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Remote. While such provisions are intended to enable the board of directors to maximize shareholder value, they may have the effect of discouraging takeovers which could be in the best interests of certain shareholders. There is no assurance that such provisions will not have an adverse effect on the market value of Remote's stock in the future.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Remote's Articles of Incorporation and By-laws provide that the Corporation shall indemnify any Directors, Officer, Employee or Agent of the Corporation who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and, in the case of conduct in his official capacity with the Corporation, in a manner he reasonably believed to be in the best interest of the Corporation, or, in all other cases, that his conduct was at least not opposed to the Corporation's best interests. In the case of any criminal proceeding, he must have had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, or itself, determine that the individual did not meet the standard of conduct set forth in this paragraph.

Remote currently maintains no director's and officer's insurance policy or any liability insurance concerning its officers and directors.

ITEM 13.  FINANCIAL STATEMENTS.

The  financial statements and supplemental data required by  this
Item  13  follow the index of financial statements  appearing  at
Item 15 of this Form 10-SB.

ITEM 14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS   ON
          ACCOUNTING AND FINANCIAL DISCLOSURE.

On February 2, 2000, Remote engaged the accounting firm of Merdinger, Fruchter, Rosen & Corso, P.C. to serve as its new principal independent accountant. Merdinger, Fruchter, Rosen & Corso, P.C. replaces Grant Thornton LLP as the Company's principal auditor.

The dismissal of Grant Thornton LLP was approved by Remote's board of directors on February 2, 2000.

The former accountant's report on the financial statements for the fiscal year 1998 did not contain an adverse opinion or disclaimer of opinion, and was not qualified as to uncertainty, audit scope or accounting principles, nor did it contain a "going concern" qualification. The new principal accountant's report for the past two fiscal years has been modified to contain a "going concern" qualification.

During the two most recent fiscal years and the subsequent interim period preceding the dismissal of Grant Thornton LLP, there were no disagreements with the former accountant on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if any, if not resolved to the satisfaction of the former accountant would have caused it tomake reference to the subject matter of the disagreement(s), if any, in connection with its reports.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

FINANCIAL STATEMENTS

The audited financial statements of Remote as of December 31, 1999 and 1998 were audited by Merdinger, Fruchter, Rosen & Corso, P.C., an independent public accounting firm located in Los Angeles, California. Their report regarding Remote's financial statements is included in this prospectus in reliance upon their authority as experts in accounting, auditing, and giving such reports.

Remote's financial statements and Independent Auditor's Report for the fiscal years ending December 31, 1999 and December 31, 1998 are included.

Also included are Remote's unaudited financial statements for the period ended September 30, 2000.

                  Remote Utilities Network, Inc.
                 (Formerly Alexander-West, Inc.)
                  (A Development Stage Company)
                      Financial Statements
              December 31, 1999 And 1998 (Audited)
                               And
                 September 30, 2000 (Unaudited)

                              INDEX


                                                             Page
DECEMBER 31, 1999 AND 1998 (AUDITED):

Independent Auditors' Report                                  F2

Balance Sheets                                                F3

Statements Of Operations                                      F4

Statement Of Stockholders' Equity                             F5

Statements Of Cash Flows                                      F6

Notes To Financial Statements                               F7-F11


SEPTEMBER 30, 2000 (UNAUDITED):

Balance Sheets (Unaudited)                                   F12

Statements Of Operations (Unaudited)                         F13

Statement Of Stockholders' Equity (Unaudited)                F14

Statements Of Cash Flows (Unaudited)                         F15

Notes To Financial Statements                                F16-
                                                             F19
                             - F1 -

                  Independent Auditors' Report

To The Board Of Directors Of Remote Utilities Network, Inc.

We  have  audited  the  accompanying  balance  sheets  of  Remote
Utilities Network, Inc. (formerly Alexander-West, Inc.) (A Development Stage Company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period from January 22, 1996 (inception) to December 31, 1999. These financials statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Remote Utilities Network, Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended and for the period from January 22, 1996 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                         MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
                         Certified Public Accountants

Los Angeles, California
March 23, 2000

                             - F2 -

                 Remote Utilities Network, Inc.
                  (A Development Stage Company)
                         Balance Sheets


                                                         December
                                                     1999         1998
                                                   -------     ---------
  ASSETS
CURRENT ASSETS
  Cash and cash equivalents                         $       1    $       -
  Organizational cost, net                                  -          800
                                                    ---------    ---------
  Total current assets                                      1          800

INTANGIBLE ASSETS, net amortization of $0               7,200            -
                                                    ---------    ---------
    TOTAL ASSETS                                    $   7,200    $     800
                                                    =========    =========
  LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES - accounts payable              $   3,000    $       -
                                                    ---------    ---------

STOCKHOLDERS' EQUITY (DEFICIT)
  Common stock, $.001 par value;
   20,000,000 shares authorized;
   13,700,000 and 2,000,000 shares
   issued and outstanding                              13,700        2,000
  Additional paid-in capital                           40,500            -
  Advances to stockholder                           ( 44,900)            -
  Deficit accumulated during the development        (  5,099)    (  1,200)
stage
                                                    ---------    ---------
    Total stockholders' equity                          4,200        1,200
                                                    ---------    ---------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $   7,201    $     800
                                                    =========    =========

The accompanying notes are an integral part of the financial statements.

                             - F3 -
                         Remote Utilities Network, Inc.
                          (A Development Stage Company)
                            Statements Of Operations


                                                                    For the
                                                                    Period
                                                                 From January 22,
                                                                      22,
                                          For the Year Ended     1996 (inception)
                                             December 31,         to December 31,
                                           1999         1998          1999


REVENUE                                   $       -   $       -      $       -

GENERAL AND ADMINISTRATIVE EXPENSES           3,899         400          5,099
                                         ----------  ----------     ----------

LOSS BEFORE TAXES                         (  3,899)   (    400)      (  5,099)

PROVISION FOR INCOME TAXES                        -           -              -
                                         ----------  ----------     ----------

NET LOSS                                  $ (3,899)   $   (400)      $ (5,099)
                                         ==========  ==========     ==========

NET LOSS PER COMMON SHARE -
 basic and diluted			     $     0.00   $    0.00      $    0.00
                                         ==========  ==========     ==========

WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING -
  basic and diluted			     10,944,260   2,000,000      4,529,920
                                         ==========  ==========     ==========

     The accompanying notes are an integral part of the financial statements.

                                     - F4 -

                         Remote Utilities Network, Inc.
                          (A Development Stage Company)
                        Statement Of Stockholders' Equity



                                                                                     Deficit
                                                                                   Accumulated
                                                         Additional    Advance     during the
                                      Common Stock         Paid-in        To       Development
                                  Shares       Amount      Capital   Stockholder      Stage       Total
                                -----------   --------    --------    ---------     ---------    --------
Balance at January 22, 1996               -       $    -      $    -       $    -       $    -       $    -

Issuance of shares for cash:
  January 22, 1996 at $0.001      2,000,000        2,000           -            -
Net loss                                  -            -           -            -        (400)        (400)
                                -----------   ----------   ---------    ---------   ----------     --------

Balance at December 31, 1996      2,000,000        2,000           -            -        (400)        (400)

Net loss                                  -            -           -            -        (400)        (400)
                                -----------   ----------   ---------    ---------   ----------     --------
Balance at December 31, 1997      2,000,000        2,000           -            -        (800)

Net loss                                  -            -           -            -        (400)        (400)
                                -----------   ----------   ---------   ----------   ----------     --------
Balance at December 31, 1998      2,000,000        2,000           -            -      (1,200)
Issuance of shares for cash:
  March   8, 1999 at $0.01          350,000          350       3,150            -            -        3,500
  March 26, 1999 at $0.01           405,000          405       3,645            -            -        4,050
  March 29, 1999 at $0.01           250,000          250       2,250            -            -        2,500
  March 30, 1999 at $0.01         1,595,000        1,595      14,355            -            -       15,950
  March 31, 1999 at $0.01         1,900,000        1,900      17,100            -            -       19,000
Issuance of shares                7,200,000        7,200      64,800            -            -        7,200
 for acquisition
Advances to Stockholder                   -            -           -     (44,900)            -     (44,900)
Net loss                                  -            -           -            -      (3,899)      (3,899)
                                -----------   ----------   ---------   ----------   ----------     --------
Balance at December 31, 1999     13,700,000    $  13,700   $  40,500   $ (44,900)    $ (5,099)        4,201
                                ===========   ==========   =========   ==========   ==========     ========



     The accompanying notes are an integral part of the financial statements.

                                     - F5 -


                         Remote Utilities Network, Inc.
                          (A Development Stage Company)
                            Statements Of Cash Flows


                                                                     For the
                                                                     Period
                                                                  From January 22,
                                            For the Year Ended    1996 (inception)
                                              December 31,        to December 31,
                                            1999        1998          1999
 CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                               $  (3,899)    $  (400)      $ (5,099)
   Adjustments to reconcile net
    loss to net cash used in
    operating activities:
     Increase in organization costs                -           -        (2,000)
     Decrease in organization costs              800         400          2,000
     Increase in accounts payable              3,000           -          3,000
                                          ----------    --------     ----------
 NET CASH USED IN OPERATING ACTIVITIES:         (99)           -        (2,099)
                                          ----------    --------     ----------
 CASH FLOWS FROM FINANCING ACTIVITIES:
   Advances to shareholder                 ( 44,900)           -       (44,900)
   Issuance of common stock for cash          45,000           -         47,000
                                          ----------    --------     ----------
 NET CASH PROVIDED BY FINANCING                  100           -          2,100
 ACTIVITIES
                                          ----------    --------     ----------

 NET INCREASE IN CASH AND CASH                     1           -              1
 EQUIVALENTS

 CASH AND CASH EQUIVALENTS - beginning             -           -              -
                                          ----------    --------     ----------
 CASH AND CASH EQUIVALENTS - ending        $       1    $      -     $   15,466
                                          ==========    ========     ==========

 SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:

   Cash paid during the year -             $       -    $      -     $        -
                                          ==========    ========     ==========
    Interest
    Income taxes                           $       -    $      -     $        -
                                          ==========    ========     ==========



 NON-CASH INVESTING AND FINANCING ACTIVITY

 In December 1999, the Company issued 7,200,000 shares of the Company's common stock with a value of $7,200 as payment for a license agreement.

 The accompanying notes are an integral part of the financial statements.

                                     - F6 -
                 Remote Utilities Network, Inc.
                  (A Development Stage Company)
                  Notes To Financial Statements
                   December 31, 1999 And 1998

NOTE  1  -  DESCRIPTION  OF BUSINESS AND  SIGNIFICANT  ACCOUNTING
POLICIES

          Nature of Operations

          Remote Utilities Network, Inc. ("Company") (formerly Alexander-West, Inc.) is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. In March 1999, the Company changed its name from Alexander-West, Inc. to its current name. The Company was incorporated under the laws of the State of Nevada on January 22, 1996. Management is currently developing a business plan to market certain products that they are entitled to distribute and sell under its current licensing agreement (See Note 3 - Intangible Assets).

          Basis of Presentation

          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This matter raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

          Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

             * Generate sales from the marketing of the product under its licensing agreement.
             * Contemplating a private placement for the sale of shares of the Company's common stock.
             * Contemplating a line of credit with an established financial institution.

          Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Cash and Cash Equivalents

          The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

          Concentration of Credit Risk

          The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may exceed FDIC insured levels at various times during the year.

                             - F7 -


                 Remote Utilities Network, Inc.
                  (A Development Stage Company)
                  Notes To Financial Statements
                   December 31, 1999 And 1998

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING
         POLICIES (Continued)

          Intangible Assets

          Intangible assets consist of the Company's costs for the purchase of its licensing agreement. The costs are being amortized over the life of the agreement, which is ten years, once sales activities commence.

          The Company periodically reviews the recoverability of the assets in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Company believes the asset is fully recoverable at December 31, 1999.

          Loss Per Share

          During 1998, the Company adopted SFAS No. 128, "Earnings Per Share," which requires presentation of basic loss per share ("Basic LPS") and diluted loss per share ("Diluted LPS"). The computation of Basic LPS is computed by dividing loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted LPS gives effect to all diluted potential common shares outstanding during the period. The computation of Diluted LPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. As of December 31, 1999 and 1998, the Company had no potentially dilutive securities.

          Comprehensive Income

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1999 and 1998, and for the period from January 22, 1996 (inception) to December 31, 1999, the Company has no items that represent comprehensive income and, therefore, has not included a schedule of comprehensive income in the accompanying financial statements.

          Income Taxes

          Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

          Impact of Year 2000 Issue

          As of December 31, 1999, the Company does not have any computer systems or customers and suppliers. Therefore, the issue of the year 2000 has no effect on the Company's current activities.

                             - F8 -

                 Remote Utilities Network, Inc.
                  (A Development Stage Company)
                  Notes To Financial Statements
                   December 31, 1999 And 1998

NOTE 2 -RELATED PARTY TRANSACTIONS

          Advances to Stockholder

          Advances to stockholder as of December 31, 1999 consist of $44,900 non-interest bearing advances to the majority stockholder to pay for Autoeye legal services.
          The advances will be repaid when the Company receives further private financing.

          Office and Administrative Expenses

          The Company neither owns nor leases any real or personal property. A stockholder provides office services.

NOTE 3 - INTANGIBLE ASSETS

          In June 1999, the Company entered into a 10-year license agreement with a company that the current management has a minority common stock ownership. The license agreement is for the manufacturing and marketing of Autoeye Multi-Vehicle Surveillance System ("AMVSS), which is to be marketed to automotive dealerships. In August 1999, the Company's Board of Directors approved the issuance of 7,200,000 shares of the Company's common stock as payment for the license agreement. In accordance with SAB 48, the Company valued the transaction at the shareholders cost of the license which totaled $7,200 or $.001 per share.

NOTE 4 - STOCKHOLDERS' EQUITY

          The aggregate number of stock that the Company has authority to issue is 25,000,000 shares, of which 20,000,000 shares shall be common stock at a par value of $0.001 and 5,000,000 shares shall be preferred stock at a par value of $0.001.

          The Board of Directors shall have the authority from time to time to divide the preferred shares into series and to fix by resolution the voting powers, designation, preferences, and relative participating, and other special rights, qualifications, limitations or restrictions of the shares of any series established. As of December 31, 1999, the Board of Directors has not established any series of preferred shares.

          In June 1999, the Company entered into a licensing agreement with Autoeye, Inc., for use of the trademarks, trade names, insignia, and other inertia for the technology known as Autoeye Multi-vehicle Surveillance System. In consideration of the license, the Company issued 7,200,000 shares of its common stock to Autoeye. The Company recorded the transaction at the shareholder cost in accordance with SAB 48.

                             - F9 -



                 Remote Utilities Network, Inc.
                  (A Development Stage Company)
                  Notes To Financial Statements
                   December 31, 1999 And 1998

NOTE 5 - INCOME TAXES

          The components of the provision for income are as follows:


                                                           For the
                                                          Period from
                                                          January 22,
                                                             1996
                                                         (inception)
                                   For the Year Ended         to
                                       December 31,      December 31,
                                    1999         1998        1999
 Current Tax Expense
     U.S. Federal                    $     -     $     -      $     -
     State and Local                       -           -            -
                                    --------     -------      -------
 Total Current                             -           -            -
                                    --------     -------      -------
 Deferred Tax Expense
     U.S. Federal                          -           -            -
     State and Local                       -           -            -
                                    --------     -------      -------
 Total Deferred                            -           -            -
                                    --------     -------      -------
 Total Tax Provision (Benefit)
  from Continuing Operatings         $     -     $     -      $     -
                                    ========    ========     ========


          The reconciliation of the effective income tax rate to the Federal statutory rate is as follows:


     Federal Income Tax Rate                       ( 34.0)%
      Deferred Tax Charge (Credit)                        -
      Effect on Valuation Allowance                   34.0%
     State Income Tax, Net of Federal Benefit             -
                                                   --------
     Effective Income Tax Rate                         0.0%
                                                   ========



                             - F10 -


                 Remote Utilities Network, Inc.
                  (A Development Stage Company)
                  Notes To Financial Statements
                   December 31, 1999 And 1998

NOTE 5 - INCOME TAXES (Continued)

          At December 31, 1999 and December 31, 1998, the Company had net carryforward losses of approximately $5,099 and $1,200, respectively. Because of the current uncertainty of realizing the benefit of the tax carryforward, a valuation allowance equal to the tax benefit for deferred taxes has been established. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period. Net operating loss carryforwards expire through 2019.

                             - F11 -


                 Remote Utilities Network, Inc.
                  (A Development Stage Company)
                         Balance Sheets


                                                  September 30,  December 31,
                                                      2000           1999
  ASSETS                                           (Unaudited)
CURRENT ASSETS
  Cash and cash equivalents                           $  15,466     $       1
  Inventory                                              49,954             -
  Prepaid expenses                                       10,000             -
                                                      ---------     ---------
  Total current assets                                   75,420             1

PROPERTY AND EQUIPMENT                                   43,425             -

INTANGIBLE ASSETS                                         7,200         7,200
                                                      ---------     ---------
    TOTAL ASSETS                                      $ 126,045       $ 7,201
                                                      =========     =========
  LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
  Accounts payable and accrued expenses               $  13,848     $   3,000
  Due to related parties                                222,154             -
                                                      ---------     ---------
    TOTAL LIABILITIES                                   236,002         3,000
                                                      ---------     ---------
COMMITMENTS AND CONTINGENCIES                                 -             -

STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred stock, $.001 par value;
   5,000,000 shares authorized,
   -0- shares issued and outstanding                          -             -
  Common stock, $.001 par value;
   20,000,000 shares authorized,
   13,700,000 shares issued and outstanding              13,700        13,700
  Additional paid-in capital                             60,358        40,500
  Advances to stockholder                                     -     ( 44,900)
  Deficit accumulated during the
   development stage					      (184,015)     (  5,099)
                                                      ---------     ---------
    Total stockholders' equity (deficit)              (109,957)         4,201
                                                      ---------     ---------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
     (DEFICIT)                                        $ 126,845     $   7,201
                                                      =========     =========



The accompanying notes are an integral part of the financial statements.

                             - F12 -


                         Remote Utilities Network, Inc.
                          (A Development Stage Company)
                      Statements Of Operations (Unaudited)


                                                                                             Cumulative
                                                                                                From
                                                                                              Inception
                                                                                             (January 22,
                                        For the Quarter Ended     For the Nine Months Ended   1996) to
                                              September 30,             September 30,        September 30,
                                            2000         1999         2000         1999         2000

REVENUE                                    $       -      $      -   $       -     $      -     $       -

EXPENSES
  General and administrative expenses        142,611         3,059     178,916        3,078       184,015
                                          ----------      --------  ----------     --------    ----------

LOSS FROM OPERATIONS BEFORE
PROVISION FOR INCOME TAXES                 (142,611)       (3,059)   (178,916)      (3,078)     (184,015)

PROVISION FOR INCOME TAXES                         -             -           -            -             -
                                          ----------      --------  ----------     --------    ----------
NET LOSS                                  $(142,611)      $(3,059)  $(178,916)     $(3,078)    $(184,015)
                                          ==========      ========  ==========     ========    ==========
NET LOSS PER COMMON SHARE

  Basic and diluted                       $    (.01)      $  (.00)  $    (.01)     $  (.00)
                                          ==========      ========  ==========     ========



The accompanying notes are an integral part of the financial statements.

                                     - F13 -


                         Remote Utilities Network, Inc.
                          (A Development Stage Company)
                        Statement Of Stockholders' Equity

                                                                                      Deficit
                                                                                    Accumulated
                                                         Additional     Advance     during the
                                     Common Stock         Paid-in         To        Development
                                  Shares       Amount     Capital     Stockholder      Stage       Total
                                -----------   --------    --------     ---------     ---------    --------
Balance at January 22, 1996              -       $    -      $    -         $   -     $      -        $     -

Issuance of shares for cash:
  January 22, 1996 at $0.001     2,000,000
                                 2,000,000        2,000            -            -            -          2,000
Net loss                                 -            -           -             -        (400)          (400)
                               -----------   ----------   ---------      ---------  ----------      ---------
Balance at December 31, 1996     2,000,000        2,000           -             -        (400)          1,600

Net loss                                 -            -           -             -        (400)          (400)
                               -----------   ----------   ---------      ---------  ----------      ---------
Balance at December 31, 1997     2,000,000        2,000           -             -        (800)          1,200

Net loss                                 -            -           -             -        (400)          (400)
                               -----------   ----------   ---------     ----------  ----------      ---------
Balance at December 31, 1998     2,000,000        2,000           -             -      (1,200)            800
Issuance of shares for cash:
  March   8, 1999 at $0.01         350,000          350       3,150             -            -          3,500
  March 26, 1999 at $0.01          405,000          405       3,645             -            -          4,050
  March 29, 1999 at $0.01          250,000          250       2,250             -            -          2,500
  March 30, 1999 at $0.01        1,595,000        1,595      14,355             -            -         15,950
  March 31, 1999 at $0.01        1,900,000        1,900      17,100             -            -         19,000
Issuance of shares
 for acquisition                 7,200,000        7,200      64,800             -            -         72,000
Advances to Stockholder                  -            -           -      (44,900)            -       (44,900)
Net loss                                 -            -           -             -       (3,899)       (3,899)
                               -----------   ----------   ---------    ----------   -----------     ---------
Balance at December 31, 1999    13,700,000       13,700      105,300    (44,900)        (5,099)        69,001

Repayment from Stockholder               -            -           -       44,900              -        44,900
(unaudited)
Contributed capital                      -            -      19,858            -              -        19,858
(unaudited)
Net loss (unaudited)                     -            -           -            -      (178,916)     (178,916)
                               -----------   ----------   ---------   ----------    -----------     ---------
Balance at September 30,
 2000 (unaudited)			  13,700,000      $13,700   $  60,358   $        -     $(184,015)      $109,987
                               ===========   ==========   =========   ==========   ============    ==========

The accompanying notes are an integral part of the financial statements.
- F14 -



                 Remote Utilities Network, Inc.
                  (A Development Stage Company)
              Statements Of Cash Flows (Unaudited)


                                                                  Cumulative
                                                                     From
                                                                   Inception
                                                                   (January
                                                                      22,
                                        For The Nine Months Ended  1996) to
                                             September 30,         September
                                              (Unaudited)             30,
                                            2000        1999         2000
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                $(178,916)    $(3,078)   $(184,015)
  Depreciation and Amortization                2,200           -        2,200
  Adjustments to reconcile net loss
   to net cash provided by(used in)
   operating activities:
  Prepaid Expenses                          (10,000)           -     (10,000)
  Increase in accounts payable
   and accrued expenses                       10,848           -       13,848
                                          ----------    --------   ----------
Net cash provided by (used in)
 operating activities                      (175,868)     (3,078)    (177,967)
                                          ----------    --------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment        (45,625)           -     (45,625)
                                          ----------    --------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Due to/from related party                  217,100           -      172,200
  Capital contribution                        19,858           -       19,858
  Issuance of common stock for cash                -           -       47,000
                                          ----------    --------   ----------
Net cash provided by financial               236,958           -      239,058
activities
                                          ----------    --------   ----------
NET INCREASE IN CASH AND CASH                 15,465           -       15,466
EQUIVALENTS

CASH AND CASH EQUIVALENTS - beginning              1           -            -
                                          ----------    --------   ----------
CASH AND CASH EQUIVALENTS - ending        $   15,466    $(3,078)   $   15,466
                                          ==========    ========   ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:

  Cash paid for interest                  $        -    $      -   $        -
                                          ==========    ========   ==========
  Cash paid for taxes                     $        -    $      -   $        -
                                          ==========    ========   ==========

NON-CASH INVESTING AND FINANCING ACTIVITY
In December 1999, the Company issued 7,200,000 shares of the Company's common stock with a value of $7,200 as payment for a license agreement.
During the third quarter of 2000, a related party contributed inventory totaling $49,954, which was recorded as a loan due to related party.
Beginning in the second quarter of 2000, a related party began providing office space to the Company, which the Company recorded as a capital contribution.
During 2000, the Company received an interest-free loan from a related party, of which the interest expense is recorded as a capital contribution.
The accompanying notes are an integral part of the financial statements.
                             - F15 -


                  Remote Utilites Network, Inc.
                  (A Development Stage Company)
                  Notes To Financial Statements
                 September 30, 2000 (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)  Nature of Operations

          The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included.

          Remote Utilities Network, Inc. ("Company") (formerly Alexander-West, Inc.) is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. In March 1999, the Company changed its name from Alexander-West, Inc. to its current name. The Company ws incorporated under the laws of the State of Nevada on January 22, 1996. Management is currently developing a business plan to market certain products that they are entitled to distribute and sell under its current licensing agreement.

     b)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     c)  Basis of Presentation

          The Company has no operations and has accumulated losses since inception. This situation raises substantial doubt about its ability to continue as going concern. The accompanying financial statements do not include any adjustments relative to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. Management is currently seeking one or more potential business ventures through acquiring or merging with a company with viable operations.

     d)  Cash and Cash Equivalents

          The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

                             - F16 -


                  Remote Utilities Network, Inc.
                  (A Development Stage Company)
                  Notes To Financial Statements
                 September 30, 2000 (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)



     e)  Inventory

          Inventory is stated at the lower of cost or market utilizing the first-in, first-out method ("FIFO").
          Inventory consists mainly of various parts and raw materials.

     f)  Property and Equipment

          Property and equipment are recorded at cost.
          Depreciation is computer using the straight-line method based upon the estimated useful lives of the various classes of assets. Maintenance and repairs are charged to expense as incurred.

     g)  Intangible Assets

          Intangible assets consist of the Company's costs for the purchase of its licensing agreement. The costs are being amortized over the life of the agreement, which is ten years, once sales activities commence.

          The Company periodically reviews the recoverability of the asset in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Assets to be Disposed of". The Company believes the asset is fully recoverable at September 30, 2000.

     h)  Income Taxes

          Income taxes are provided for based on the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

     i)  Stock-Based Compensation

          Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting For Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

     j)  Earnings Per Share

          SFAS No. 128, "Earnings Per Share" requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS").

          The computation of basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted EPS does not assume conversion.
                             - F17 -


                 Remote Utilities Network, Inc.
                  (A Development Stage Company)
                  Notes To Financial Statements
                 September 30, 2000 (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     j)  Earnings per Share (continued)

          exercise or contingent exercise of securities that would have an antidilutive effect on earnings. The shares used in the computations were as follows:

                                   September 30,
                                  2000        1999
            Basic and
            diluted           13,700,000    13,700,000
                              ==========    ==========



     k)  Comprehensive Income

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", was issued establish standards for the reporting and display of comprehensive income and its components in the financial statements. As of September 30, 2000, the Company has no items that represent comprehensive income, therefore, has not included a schedule Comprehensive Income in the accompanying financial statements.

     l)  Prepaid Expense

          Prepaid expense consists of the cost of a service agreement entered into with an outside party. The asset will be amortized over the life of the agreement, which is approximately a year from the date of the financial statement.

NOTE 2 - RELATED PARTY TRANSACTIONS

          The Company neither owns nor leases any real or personal property. A stockholder provides office services without charge. The cost of these office services has been recorded in the statement of operations as of September 30, 2000, with a corresponding contribution to capital at September 30, 2000.

          During the nine months ended September 30, 2000, a related party sold $49,954 of inventory to the Company.
          This payable is recorded in due to related party.

          In 2000, the Company received an interest-free loan from a related party of which the inherent interest expense was recorded as contributed capital. The loan will be repaid when sufficient capital is available, which the Company expects will be within a year of the date of the financial statements.

                             - F18 -


                 Remote Utilities Network, Inc.
                  (A Development Stage Company)
                  Notes To Financial Statements
                 September 30, 2000 (Unaudited)

NOTE 3 - PROPERTY AND EQUIPMENT

     Property and equipment at cost, consisted of the following:

                                          September 30,
                                         2000        1999
     Computer Equipment                 $ 10,285   $      -
     Computer Software                    18,808          -
     Furniture and Office Equipment       13,225          -
     Leasehold Improvement                 3,307          -
                                         -------     ------
                                          45,625          -
     Less:  Accumulated Depreciation     (2,200)          -
                                         -------     ------

     Net Property and Equipment          $43,425     $    -
                                         =======     ======



For the nine months ended September 30, 2000, depreciation and amortization expense was $2,200.

                             - F19 -

          EXHIBITS

     3.1 Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's registration statement on Form 10-SB filed with the Securities and Exchange Commission on May 24, 2000, File No. 000-30705).

     3.2      Articles    of    Amendment    to    Articles    of
               Incorporation.

     3.3 By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's registration statement on Form 10-SB filed with the Securities and Exchange Commission on May 24, 2000, File No. 000-30705).

     10.1 License Agreement between Autoeye, Inc. and Remote Utilities Network, Inc., dated June 30, 1999 (incorporated by reference to Exhibit 10.1 to the Registrant's registration statement on Form 10-SB filed with the Securities and Exchange Commission on May 24, 2000, File No. 000-30705).

     10.2     Addendum  to  License  Agreement  Dated  June   30,
               1999, dated December 12, 2000.

     16.1 Letter re change in certifying accountant dated April 11, 2000 (incorporated by reference to
               Exhibit 16 to the Registrant's registration statement on Form 10-SB filed with the Securities and Exchange Commission on May 24, 2000, File No. 000-30705).

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           Remote Utilities Network, Inc.



                           By: /s/ David Phan
                              David Phan, President